Skadden, Arps, Slate, Meagher & Flom llp
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TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com

July 8, 2008
VIA EDGAR AND BY FACSIMILE
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Yahoo! Inc.
Additional Definitive Soliciting Materials
Filed June 30, 2008 by Yahoo! Inc.
File No. 000-28018
Dear Mr. Duchovny:
          On behalf of Yahoo! Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 3, 2008 (the “Comment Letter”), regarding the Yahoo! Presentation to Stockholders filed by the Company as additional definitive soliciting materials on June 30, 2008 (the “14a-6 Filing”), pursuant to Rule 14a-6 under the Securities Exchange Act of 1934. For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.
1.	We note the statement on page 6 that large stockholders urged your Board to negotiate for a higher price from Microsoft. Please provide us with additional supportive background relating to these conversations including the timing of the conversations and the names of these stockholders.
     Response: After Microsoft Corporation (“Microsoft”) publicly disclosed its unsolicited proposal to acquire the Company for $31 per share on February 1, 2008,

Daniel F. Duchovny
Securities and Exchange Commission
July 8, 2008

representatives of the Company communicated with many of the Company’s institutional stockholders on numerous occasions regarding the proposal. These communications took the form of telephone conversations and in-person meetings, including presentations by members of the Company’s management between March 18 and April 2, 2008 regarding the Company’s strategic plan and its response to Microsoft’s unsolicited proposal. As described during our telephone conversation today, during these stockholder communications, some of the Company’s largest stockholders indicated that they would support the sale of the Company to Microsoft, but only at a price level higher than the $31 per share proposed.
     Certain of the Company’s stockholders also communicated their views with respect to the Microsoft proposal and the Company’s response to it through interviews with the press and other public statements. For example, in a commentary dated February 10, 2008, Bill Miller, Chairman and Chief Investment Officer of Legg Mason Capital Management (“Legg Mason”), the Company’s third largest stockholder, stated that Legg Mason’s own valuation of the Company was in the range of $40 per share and suggested that Microsoft “will need to enhance its offer if it wants to complete a deal.”1 Following Microsoft’s announcement that it was withdrawing its proposal, the Financial Times reported that Mr. Miller “thought most Yahoo shareholders would have been willing to accept $34 or $35 a share.” 2 Similarly, in its quarterly portfolio review and commentary as at March 31, 2008, Capital International Asset Management, an affiliate of Capital Research and Management Company (“Capital Research”), another of the Company’s largest stockholders, reported that “investors gave a lukewarm response to Microsoft’s $45 billion bid for Yahoo.”3 In an interview with The New York Times on May 5, 2008, Gordon Crawford, portfolio manager for Capital Research, stated that “[h]ad there been a full deal on the table, a hostile deal, at $34 or $35, we would have had to take a look at it. . . . Our number was higher, but it doesn’t mean we would have rejected it.” Mr. Miller was also quoted as stating: “Press reports that major shareholders would have been willing to take $35 are probably not far off the mark.”4 We also note that, while the statement was not confirmed, CNNMoney.com reported on May 15, 2008

[1]	See, “Bill Miller Commentary,” February 10, 2008, a copy of which is attached as Annex A hereto.

[2]	See, “Deadline for disgruntled Yahoo investors,” The Financial Times, May 6, 2008, a copy of which is attached as Annex B hereto.

[3]	See, “Quarterly portfolio review and commentary – Capital International – U.S. Equity, as at March 31, 2008,” April 2008, a copy of which is attached as Annex C hereto.

[4]	See, “A Yahoo Shareholder on What Might Have Been.” The New York Times, May 5, 2008, a copy of which is attached as Annex D hereto.

Daniel F. Duchovny
Securities and Exchange Commission
July 8, 2008

that investment analyst Mark Casey of Capital World Investors, the Company’s largest stockholder, “disagreed with Crawford and wanted $37.”5
2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following statements:
•	Your belief that “not more than $750 million of costs savings are achievable from a sale of Yahoo!’s search assets” (page 9);
     Response: The Company’s views with regard to the potential cost savings that could be achieved under the “hybrid” search-only proposal by Microsoft referred to in the 14a-6 Filing were based on analyses and estimates prepared by the Company’s management. The Company does not prepare a separate income statement for its algorithmic search and search advertising operations. Accordingly, at the time the Company’s board and management evaluated the “hybrid” proposal, the Company’s management utilized a “bottom up” approach to estimate the potential cash cost savings that might result from the sale of its search business, based on estimates of capital expenditures, operating expenditures and cost of revenues for both sponsored search and algorithmic search. It should be noted that, as a general matter, the Company’s product engineering and sales or marketing personnel are not allocated into separate search and display divisions. Therefore the Company estimated the percentage of costs directly attributable to search that could be saved by reductions in staffing in these areas. In addition, the Company did not attribute any cost savings to general and administrative expenses as these were not expected to be material. Based on this analysis management concluded that the potential cost savings from a sale of search were unlikely to exceed $750 million.
•	Your belief that “Microsoft’s proposal would not provide value in excess of $33 per share” (page 10); and
     Response: The Company’s belief that Microsoft’s “hybrid” search-only proposal would not provide value in excess of $33 per share is based on a financial analysis prepared by the Company’s management and presented to the Company’s board of directors on June 3, 2008. That analysis calculated an assumed equity value for the Company’s shares, excluding Microsoft’s proposed $8 billion equity investment, and added the value of cash to be distributed to stockholders under the proposal to yield an

[5]	See, “Yahoo not out of Microsoft’s shadows,” CNNMoney.com, May 15, 2008, a copy of which is attached as Annex E hereto.

Daniel F. Duchovny
Securities and Exchange Commission
July 8, 2008

estimate of the total value of the proposal per share of the Company’s common stock. Concurrently with the filing of this letter, we are providing to the Staff, on a confidential basis, as supplemental support for this response a summary of the analysis as presented to the Company’s board of directors on June 3, 2008.
•	Your assertion that cancelling your change in control severance plan “would have a destabilizing impact” (page 27). In addition, please confirm that you will include the basis for this statement if used in future soliciting materials.
     Response: As explained on page 29 of the 14a-6 Filing, the Company adopted the change in control severance plan in order to retain and attract talented employees during a period of uncertainty following the public announcement of Microsoft’s unsolicited proposal to acquire the Company. The Company understands that current and potential employees would naturally be concerned about their future in such an environment, and the Company is aware that employment recruiting firms, or headhunters, have been specifically targeting the Company’s employees. The Company’s board of directors determined that the combination of these factors put achievement of the Company’s goals of growth and innovation at risk. The Company believes that its decision to adopt such a severance plan in the face of an unsolicited takeover threat is not uncommon.6 The Company also believes that the plan was well received by the Company’s employees, has helped stabilize the workforce and has been a very positive factor in recruiting new employees given the existing uncertainty.
     The Company respectfully submits that the concerns that led to the adoption of the change in control severance plan apply to any unsolicited change in control of the Company, whether from an acquisition by Microsoft or the election of a dissident slate of nominees to the board of directors, and that, if the plan were cancelled at this time, the Company would have even greater difficulty retaining and hiring critical personnel than it is currently experiencing. The Company further submits that, if this were the case, the resulting loss of talent at such a technology intensive company would have a severe adverse impact on the Company’s ability achieve its strategic and financial objectives.
     The Company confirms that it will include the basis for this statement if it chooses to use the statement in future soliciting materials.

[6]	See, “Jerry’s Gotta Go, Icahn Says”, Forbes Online, June 3, 2008, a copy of which is attached as Annex F hereto (“A tech company’s true assets are its employees,” said Edward Deibert, a director at law firm Howard, Rice, Nemerovski, Canady, Falk & Rabkin. “When you’re faced with a hostile bid ... you have to protect your assets.”).

Daniel F. Duchovny
Securities and Exchange Commission
July 8, 2008

          If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (650) 470-4630, Kenton J. King at (650) 470-4530 or M. Amr Razzak at (650) 470-4533.

Very truly yours,
/s/ Marc R. Packer

Marc R. Packer

cc:	Matthew Crispino
Securities and Exchange Commission

Michael J. Callahan, Executive Vice President, General Counsel and Secretary
Yahoo! Inc.

Kenton J. King
Skadden, Arps, Slate, Meagher & Flom LLP

Robert T. Plesnarski
O’Melveny & Myers LLP

Annex A

4Q 2007	Bill Miller Commentary
Bill Miller, CFA
Chairman & Chief Investment Officer
Legg Mason Capital Management
This commentary will be short and to the point: We had a bad 2007, which followed a bad 2006.
Over this two-year span, we underperformed the S&P 500 by around 2000 basis points, our worst showing since the two-year period 1989 and 1990, where we underperformed by 2500 basis points.
In the 25 years since we started the Value Equity mandate in 1982, we have had six calendar years of underperformance. Despite that 19-6 record against the market, all the losses are painful. They are also unavoidable and unpredictable. It would be great if we could figure out how to never under-perform. No one has been able to do that, but that does not make it any less painful.
I will talk a bit about what caused the results of the last couple of years, and a bit about how I see the current investment environment. I will conclude by discussing the situation with Countrywide Financial, which has been at the epicenter of the present housing turmoil, and offer some thoughts on Microsoft’s bid for Yahoo, one of our substantial holdings.
About the only advantage of being old in this business is that you have seen a lot of markets, and sometimes market patterns recur that you believe you have seen before. It is not an accident that our last period of poor performance was 1989 and 1990. The past two years are a lot like 1989 and 1990, and I think there is a reasonable probability the next few years will look like what followed those years.
The late 1980s saw a merger boom similar to what we have experienced the past few years and a housing boom as well. In 1989, though, the merger boom came to a halt with the failure of the buyout of United Airlines to be completed. The buyout boom had been fueled by financial innovation. Then it was so-called junk bonds, which had been purchased by many savings and loans in an attempt to earn higher returns. Now it is subprime loans repackaged into structured financial products. The Fed had been tightening credit to guard against rising inflation, which began to impact housing. By 1990, housing was in freefall, the savings and loans were going bankrupt (as the mortgage companies did in 2007), financial stocks were collapsing, oil prices were soaring in 1990 due to a war in the Middle East, the economy tipped over into recession, and the government had to create the Resolution Trust Corporation to stop the hemorrhaging in the real estate finance markets. Eerily similar to today, the situation began to stabilize when Citibank got financing from investors from the Middle East.
Although the overall market was down only 3% in 1990, we got trounced, falling almost 17%, the result of our large holdings in financials and other stocks dubbed “early cycle,” and which tend to perform poorly as the economy is slowing or when it sinks into recession.
If it were possible to forecast with any degree of accuracy, one might be able to descry a slowing economy from an examination of economic data, and perhaps adjust portfolios accordingly. But unfortunately, as I have often remarked, if it’s in the newspapers, it’s in the price. The process works the other way: stocks are a leading indicator, so first they go down and then the data comes in.
In 2007, financial stocks began to decline in early February, before the market corrected in March. They then rallied into May, began a slow decline that culminated in an intermediate bottom in August when the Fed lowered the discount rate, rallied into early October, and then began the precipitous fall that appears to have made a bottom around the third week of January. The decline in financials reflected the freezing up of credit markets that began in August and which still persists, and was followed by a steep drop in consumer stocks in November that also may have
LEGG MASON CAPITAL MANAGEMENT • 100 LIGHT STREET • BALTIMORE, MD 21202 • (866) 410-5500

seen their worst days now that the Fed has begun to aggressively cut rates.
All of this was accompanied by the decline in the housing stocks, which fell almost continuously throughout 2007, ending with a loss of almost 60% on average.
The financial panic got going in earnest as we entered 2008, with global markets all dropping in the double digits or close to it as of this writing. The so-called decoupling thesis, which maintained that non-US and emerging markets and economies would be unaffected by a US slowdown, while not dead (yet), is severely wounded.
The monetary and fiscal authorities have now begun to move with alacrity, with the Fed cutting the funds rate to 3.0% (with likely more to come), and the administration and Congress coming up with a fiscal stimulus package estimated at around $150 billion dollars.
Will it be successful? Yes. More precisely, if these measures aren’t enough to free up credit and stimulate spending sufficient to set the economy on a growth path, then additional measures will be taken until that is accomplished. The important point is that the monetary and fiscal policy makers are focused and engaged, and will do what is necessary to stabilize the markets and restore confidence. This does not mean that the recovery will be swift, or seamless, or without additional trauma. But there will be a recovery, and I think the market abounds with good value. Those values may get even better if the markets get more gloomy, but they are good enough now for us to be fully invested.
I think the market is in for a period of what the Greeks refer to as enantiodromia, the tendency of things to swing to the other side. This is not a forecast, but rather a reflection on valuation.
All of the poorest performing parts of the market, housing, financials, and the consumer sector—with the exception of consumer staples—are at valuation levels last seen in late 1990 and early 1991, an exceptionally propitious time to have bought them. The rest of the market is not expensive, but valuations cannot compare to those in these depressed sectors.
Bonds, on the other hand, specifically government bonds, which have performed so wonderfully as the traditional safe haven during times of turmoil, are very expensive. (In bond land, the only values are in the so-called spread product, and there are some quite good values there.) The 10-year Treasury trades at almost 30x earnings1, compared to about 14 times for the S&P 500. The two-year Treasury yields under 2%, and is thus valued at over 50x earnings!
The valuation disparity between Treasuries and stocks is as great today in favor of stocks as it was in favor of Treasuries 20 years ago. Just prior to the Crash of 1987, stocks yielded about 2% (same as today), but traded at over 20x earnings. The 10-year Treasury yielded over 10%, vs. 3.6% today. The two-year Treasury now has a lower yield than the S&P 500, and that is before share repurchases, meaning you can get a greater yield in an index fund than you can in the two-year, and a free long-term call option on growth. Even more compelling are financials, where you can get dividend yields about double that of Treasuries, which only adds to their allure, with them trading at price-to-book value ratios last seen at the last big bottom in financials.
I think enantiodromia has already begun. What took us into this malaise will be what takes us out. Housing stocks peaked in the summer of 2005 and were the first group to start down. Now housing stocks are one of the few areas in the market that are up for the year. They were among the best performing groups in 1991, and could repeat that this year. Financials appear to have bottomed, and the consumer space will get relief from lower interest rates. Oil prices have come down, and oil and oil service stocks are underperforming in the early going.
Investors seem to be obsessed just now over the question of whether we will go into recession or not, a particularly pointless inquiry. The stocks that perform poorly entering a recession are already trading at recession levels. If we go into recession, we will come out of it. In any case, we have had only two recessions in the past 25 years, and they totaled 17 months. As long-term investors, we position portfolios for the 95% of the time the economy is growing, not the unforecastable 5% when it is not.
I believe equity valuations in general are attractive now, and I believe they are compelling in those areas of the market that have performed poorly over the past few years. Traders and those with short attention spans may still be fearful, but long-term investors should be well rewarded by taking advantage of the opportunities in today’s stock market.
LEGG MASON CAPITAL MANAGEMENT • 100 LIGHT STREET • BALTIMORE, MD 21202 • (866) 410-5500

A Note on Countrywide Financial
Legg Mason Capital Management (LMCM) is the largest shareholder of Countrywide Financial (CFC), holding about 11.8% of the company’s shares outstanding as of December 31, 2007. CFC is the nation’s largest mortgage originator and servicer. Early in January, CFC announced it had agreed to be acquired by Bank of America (BAC), with CFC shareholders receiving 0.1822 shares of BAC for each share of CFC. CFC shares traded over $40 per share a year ago. This offer values them at under $8. CFC shares have plunged in the past 12 months, battered by losses relating to the turmoil in the mortgage markets.
We were quite surprised by the decision to sell the company at close to a seven-year low in the stock price, and agreeing to a bid that amounts to only 30% of book value and under 3x consensus earnings for 2009. What makes the decision puzzling is that the company was seeing solid deposit growth, has no apparent capital problems, was not forced by the regulators to seek a merger partner, and is in sufficiently sound condition to have declared its regular quarterly dividend at the end of January. Subsequent to the decision to sell, the Federal Reserve cut interest rates sharply. The reduction in rates is quite beneficial to CFC by reducing its costs of deposits, and by setting off a wave of refinancings that should significantly increase its loan production.
We petitioned the Office of Thrift Supervision for permission to increase our holdings in CFC to up to 25% of the shares outstanding. That permission was granted on January 18, and we (LMCM) have increased our holdings to about 86 million shares, representing 14.9% of the company’s shares outstanding.
CFC has a so called “poison pill” in place that makes it potentially prohibitive for us to go over its 15% triggering threshold. Poison pills are common anti-takeover devices designed to prevent a potential acquirer from taking control of a company at an artificially low price. Their intent is to force a potential acquirer to negotiate with the target company’s Board.
We have asked CFC’s Board to eliminate the poison pill (or at the least provide us with an exemption from it) as it plainly is unnecessary since the company has already agreed to be acquired by BAC. Eliminating it would allow us to acquire additional shares, should we decide to do so.
We have asked other companies to allow us to exceed pill thresholds, and those requests have been routinely granted, as we are long-term patient shareholders, not activists or acquirers. We fully expect CFC’s Board to do the same.
Since the deal has been announced, an activist hedge fund called SRM has emerged owning over 5% of CFC. They’ve indicated they will oppose the deal (which requires shareholder approval) and hope to convince other shareholders to do the same.
CFC has not yet published its proxy containing additional information about the deal, so we are unable at this point to decide whether we will vote in favor of the deal or not. We continue to study the situation carefully, and look forward to the additional information that will be forthcoming.
It is important to understand that CFC’s Board has effectively negotiated a put option contract with BAC. Shareholders now have the right to put the company to BAC for 0.1822 shares of that company. They may elect not to do so, in which case the company will remain independent.
Given the turmoil in the mortgage and credit markets, and the failure of hundreds of mortgage originators, some of whom were public, this provides protection to CFC owners from a worst-case outcome should the housing, mortgage, and economic situation worsen dramatically. On the other hand, should the actions of the Federal Reserve and the economic stimulus package lead to a gradually improving situation, CFC owners can turn down the deal, should they believe that is in their best interests.
Since the cut in rates, many companies closely tied to the housing and mortgage markets have seen their shares rise sharply. Washington Mutual, the nation’s largest thrift, is up over 30% this year. IndyMac, a smaller version of CFC, is likewise up over 30% this year. CFC shares, on the other hand, are down 25% as share price appreciation has been truncated by the deal with BAC.
We will support the deal if we believe it is in the best interests of shareholders to sell to BAC, and we will vote against it if we believe greater value can be achieved by having CFC remain independent.
LEGG MASON CAPITAL MANAGEMENT • 100 LIGHT STREET • BALTIMORE, MD 21202 • (866) 410-5500

Yahoo
On January 31, Microsoft (MSFT) made an unsolicited offer to acquire Yahoo (YHOO) at a price that represented over a 60% premium to where YHOO’s shares were trading. LMCM is YHOO’s second-largest shareholder, owning over 80 million shares. Subsequent to the deal being announced, we have met with Steve Ballmer, MSFT’s CEO, and spoken with Jerry Yang, CEO of YHOO.
YHOO’s Board has pledged to give the offer careful consideration and to do what they believe will deliver the most long-term value to YHOO owners. That is the right message, and we are waiting to hear their views as they develop. That said, we think it will be hard for YHOO to come up with alternatives that deliver more value than MSFT will ultimately be willing to pay.
We think this deal is a strategic imperative for MSFT, and that YHOO is in a tough spot if it wishes to remain independent. It has been reported that MSFT has been discussing a combination with YHOO for well over a year, and that it had been prepared to pay over $40 per share previously. We have no way of knowing whether those reports are accurate or not.
Our own valuation work puts the value of YHOO in the range of those reported numbers, though, and we think MSFT will need to enhance its offer if it wants to complete a deal. YHOO shares were recently trading at a four-year low, and the stock averaged above the current offer price for all of 2004.
YHOO is a uniquely valuable asset, and we expect MSFT will do what it takes to acquire it.
One last point: the 60% premium MSFT offered for YHOO highlights what we believe are the significant opportunities present in our portfolios. Clients are understandably disappointed when the performance of their portfolio does not keep pace with the broader market. But the price of a publicly traded security is one thing, and its value is something else. Price is a function of short-term supply and demand characteristics, which are heavily influenced by the most recent news and results. Value is the present value of the future cash flows of the business, and that is what we focus on.
We believe the values in the market today are as attractive as they have been in the past five years, and patient long-term investors should be well rewarded for putting money to work right in here.
Bill Miller, CFA
February 10, 2008
Investment Risks: All investments are subject to risk, including possible loss of principal. Because our Value Equity investment style expects to hold a concentrated portfolio of a limited number of securities, a decline in the value of these investments would cause the portfolio’s overall value to decline to a greater degree than a less concentrated portfolio. The Value Equity investment style may focus its investments in certain regions or industries, thereby increasing the potential vulnerability to market volatility.
The views expressed in this commentary reflect those of the portfolio manager and Legg Mason Capital Management, Inc. (LMCM) as of the date of the commentary. Any views are subject to change at any time based on market or other conditions, and LMCM disclaims any responsibility to update such views. These views may differ from those of portfolio managers and investment personnel for LMCM’s affiliates and are not intended to be a forecast of future events, a guarantee of future results or investment advice. Because investment decisions are based on numerous factors, these views may not be relied upon as an indication of trading intent on behalf of any portfolio. The information contained herein has been prepared from sources believed to be reliable, but is not guaranteed by LMCM as to its accuracy or completeness.
References to particular securities are intended only to explain the rationale for the portfolio manager’s action with respect to such securities. Such references do not include all material information about such securities, including risks, and are not intended to be recommendations to take any action with respect to such securities.
LEGG MASON CAPITAL MANAGEMENT • 100 LIGHT STREET • BALTIMORE, MD 21202 • (866) 410-5500

Annex B
Deadline for disgruntled Yahoo investors
By Richard Waters and Chris Nuttall in San Francisco
Published: May 6 2008 20:31 | Last updated: May 6 2008 20:31
Yahoo shareholders angry at the failure of takeover talks with Microsoft have only until late next week to mount a campaign to force the internet company to reconsider, following a manoeuvre by Yahoo to put the matter behind it.
However, in spite of a growing backlash against Yahoo’s board over its handling of the Microsoft negotiations, Wall Street takeover experts said the odds were still low that any organised shareholder opposition to the company’s directors would emerge, particularly given the tight deadline.
Yahoo set the deadline on Monday evening as it announced a date for its long-delayed annual meeting. The company had earlier put off the meeting rather than face a proxy fight from Microsoft, which had threatened to nominate its own slate of directors to replace the existing board.
With Microsoft abandoning its offer over the weekend, Yahoo moved quickly to announce that the annual meeting would take place on July 3.
Shareholders have only 10 days from the announcement to nominate directors, setting a deadline of late next week for potential opponents to emerge.
Hopes that Yahoo would be forced back to the negotiating table with Microsoft lifted its shares in heavy trading on Tuesday, with the stock rising nearly 7 per cent by lunchtime in New York.
At $25.99, the shares were 36 per cent higher than on January 31, the day before Microsoft disclosed its offer, reflecting the substantial takeover premium that remains in the stock.
The share price rebound follows strong criticism of Yahoo from some of its biggest shareholders, who have argued that it was wrong to hold out so strongly for a price of $37 a share from Microsoft.
The software company, which had offered $33 a share, dropped its bid rather than going higher.
Bill Miller, portfolio manager of Legg Mason, which owns more than 6 per cent of Yahoo, said Yahoo had put itself in a “really difficult position” by turning Microsoft down, and that he thought most Yahoo shareholders would have been willing to accept $34 or $35 a share.

In the most strongly worded criticism so far, Gordon Crawford, portfolio manager of Capital Research and Management, which also owns 6 per cent of Yahoo’s shares, told the New York Times he was “very angry” with Yahoo chief executive Jerry Yang’s handling of negotiations.
Mr. Crawford also disputed Yahoo’s claims that shareholders had been divided over whether to accept the Microsoft bid, claiming: “Everybody I talked to would have sold their stock at $34.”
The embattled Yahoo chief sought to deflect the criticism on Monday with a round of media interviews in which he claimed that the $37 demand was not a hard and fast figure and that he was still open to a Microsoft bid at the right price.
Mr Yang also painted a very different picture of shareholder response to the one given by Mr Crawford.
“We’ve had a lot of discussions with shareholders,” said Mr Yang, “and I think the feedback is as you’d expect, some are disappointed that we did not come back with a Microsoft deal, others are thinking ‘that’s just fine if they were really at $33 there wasn’t a deal to be done’, and others who were neutral.”
Copyright The Financial Times Limited 2008

Annex C
Capital International — U.S. Equity
As at March 31, 2008
Quarterly portfolio review and commentary
Who this portfolio is designed for
Those investors seeking long-term growth of capital through investments in a portfolio comprised primarily of equity securities of large U.S. issuers and securities whose principal markets are in the U.S. (including ADRs). The portfolio’s mandate is appropriate for those investors who wish to have a solid core holding of U.S. stocks for their diversified investment program. The fund is also appropriate for growth-oriented investors who are seeking a value-based approach to investing in the U.S. market.
Objective and investment strategy
The objective of the portfolio is long-term growth of capital through investments primarily in common stocks, including growth-oriented stocks, on a global basis. Other portfolio characteristics include:
•	The portfolio is built from bottom-up stock picking by each portfolio manager and/or research analyst.

•	The portfolio may buy currency forwards to manage risk and implement investment strategies.

•	The portfolio is permitted to hold cash, cash equivalents and debt securities when desirable.
Investment professional team
•	Terry Berkemeier — 28 years’ investment industry experience

•	Michael R. Ericksen — 24 years’ investment industry experience

•	David I. Fisher — 43 years’ investment industry experience

•	Karen A. Miller — 17 years’ investment industry experience

•	Theodore R. Samuels — 28 years’ investment industry experience

•	Eric H. Stern — 18 years’ investment industry experience

•	Alan J. Wilson — 23 years’ investment industry experience

•	24 Research Analysts — average 17 years’ investment industry experience
Four-step investment process
1. Research
Our affiliates’ investment professionals travel millions of kilometres each year meeting with companies. Because many of our affiliates’ analysts spend their entire careers researching companies, they develop a profound expertise in their industry.
2. Communication
The portfolio managers regularly discuss the holdings to ensure that the objectives of the portfolio are being met. At the same time, our affiliates’ investment professionals around the world regularly meet to discuss the various investment themes in the market.
3. Multiple Portfolio Counselor System
Assets of the portfolio are divided into smaller portions that are independently managed by individual portfolio managers who can invest in their highest conviction ideas. Research analysts also manage money in this portfolio. The result is a blend of investing styles that creates a well-diversified core portfolio.
4. Risk control
An oversight group is responsible for selecting the managers for the portfolio to ensure diversity in breadth of experience, location and investment approach.
Portfolio Control, a separate entity within the Capital Group organization, filters all trading instructions and reviews them for accuracy and compliance to portfolio restrictions and relevant regulatory restrictions.
Benefits to the investor
· Stability of management
· Consistency and reliability of results
· Diversity of investment styles
About the Capital Group organization
· 75 years of investment management experience, making it one of the oldest and largest in the world.
· Core investment manager that has employed a disciplined investment process for 50 years.
· Privately owned firm with unparalleled global research capabilities and a commitment to low fees.
Quarterly portfolio review and commentary  |  Capital International — U.S. Equity  |  1

Top 25 equity holdings	Percentage of
As of March 31, 2008	net assets
Genentech	2.6%
JPMorgan Chase & Co	2.5
Google	2.4
General Electric	2.1
Target	2.1

Goldman Sachs Group	1.9
United Parcel Service	1.9
Lowes	1.6
UnitedHealth Group	1.6
Barrick Gold	1.5

Baxter International	1.5
Applied Materials	1.4
Forest Labs	1.4
AT&T	1.3
Best Buy	1.3

Royal Dutch Shell	1.3
Cisco Systems	1.3
Potash Corp of Saskatchewan	1.2
Kraft Foods	1.2
Microsoft	1.2

PepsiCo	1.2
Wachovia	1.2
American International Group	1.2
Hudson City Bancorp	1.1
eBay	1.1

Portfolio characteristics
As of March 31, 2008
Assets ($ mil)	$16.78
Number of holdings	162
Dividend yield	1.89%
Portfolio turnover rate	62.18%
Trading expense ratio	0.10%
Average market cap ($ bil):
Capital International — U.S. Equity	$61.56
S&P 500 Index	$97.82
Price to earnings:
Capital International — U.S. Equity	15.92
S&P 500 Index	15.48
Price to book:
Capital International — U.S. Equity	2.12
S&P 500 Index	2.42

Portfolio pricing options
Series	FundSERV	MER[1]
A	CIF 847	1.97%
B	CIF 867	2.12%
D	CIF 837	1.47%
F	CIF 827	0.97%
H	CIF 857	0.75%

Sector diversification	Percent of
As of March 31, 2008	net assets
Information technology	19.0%
Financials	17.0
Health care	14.7
Consumer discretionary	13.6
Industrials	10.4
Energy	7.1
Consumer staples	5.9
Materials	5.5
Telecommunication services	3.1
Utilities	1.4
Cash and cash equivalents[2]	2.3

Total investments	100.0%

[1]	Capital International Asset Management (Canada), Inc., at its discretion, currently waives some of its management fees or absorbs some expenses of certain Capital International portfolios. Such waivers and absorptions may be terminated at any time, but can be expected to continue for certain portfolios until such time as such funds are of sufficient size to reasonably absorb all management fees and expenses incurred in their operations.

The management expense ratios for the Capital International — U.S. Equity portfolio are based on total expenses for the year ended December 31, 2007 and are expressed as an annualized percentage of daily average net assets during the period. Actual MERs may vary. The following lists the management expense ratio for Capital International — U.S. Equity before waivers or absorptions for the year ended December 31, 2007: Series A — 2.64%; Series B — 30.62%; Series D — 3.40%; Series F — 1.62%; Series H — 225.80%.

[2]	Cash and cash equivalents include short-term investments.
2  |  Quarterly portfolio review and commentary    Capital International — U.S. Equity

	Annualized								Calendar year
Results								Since
As of Mar. 31, 2008	3 mo	YTD	1 yr	2 yr	3 yr	4 yr	5 yr	inception	2007	2006	2005	2004	2003
Series A	-7.03	-7.03	-22.66	-10.41	-4.65	-5.03	0.43	-1.03	-18.03	9.36	0.97	0.45	10.45

Attribution analysis
Q1 2008	Companies	Sectors
Major contributors	Genentech Hudson City Bancorp Applied Materials	Health care (stock selection) Materials (stock selection) Consumer discretionary (overweight)

Major detractors	UnitedHealth Group Google Wachovia	Financials (stock selection) Consumer staples (underweight) Industrials (stock selection, underweight)

Sector changes	Percentage of
12 months ended Mar. 31, 2008	net assets
Largest increase:
Health care	2.9%
Materials	1.7
Telecommunication services	1.3
Consumer discretionary	1.2

Largest decrease:
Information technology	-4.4%
Consumer staples	-1.1

Holdings changes
Q4 2007
Added:
Philip Morris International
Allegheny Technologies
Apple

Reduced:
Newmont Mining
Coca-Cola
Schlumberger

Commissions, service fees, management fees and expenses all may be associated with mutual fund investments. Please read the prospectus before investing. The indicated rates of return are the historical annual compounded total returns including changes in unit value and reinvestment of all distributions and do not take into account sales, redemption, distribution or optional charges or income taxes payable by any securityholder that would have reduced returns. Mutual funds are not guaranteed, their values change frequently and past performance may not be repeated.
Capital International Asset Management (Canada), Inc. is part of The Capital Group Companies, Inc., a global investment management firm originated in 1931. The Capital Group Companies, Inc. includes two of the world’s largest providers of global/international equity investment services: Capital Research and Management Company (U.S. mutual funds) and Capital Group International, Inc. (global institutional), which also includes Capital Guardian Trust Company. The fund is subadvised by our affiliate, Capital Guardian Trust Company. CRMC and CGII manage equity assets independently from one another.
All material is the property of Capital International Asset Management (Canada), Inc. or its affiliates. Permission is given for personal use only. Any reproduction, modification, distribution, transmission, or republication of the content, in part or in full, is prohibited.
Quarterly portfolio review and commentary  |  Capital International — U.S. Equity  |  3

Executive summary
•	U.S. equities fell for the second consecutive quarter in tandem with broader concerns about a slowing economy, inflation and crises within the financial markets

•	All sectors declined; half posted double-digit losses

•	We think there are many pockets of opportunity among U.S. stocks, which have already been heavily discounted
Market commentary
U.S. stocks fell for the second consecutive quarter as concerns about a slowing economy, inflation and crises within the financial markets weighed heavily on investors. Despite unprecedented action by the Federal Reserve and other agencies to keep markets functioning and maintain investor confidence, all 10 stock sectors declined. The Standard & Poor’s 500 Index slid 9.4% and measures of volatility rose to levels not seen since 2002.
The stock market declined amid the continued outpouring of a loss of confidence in bond insurers, worries about a looming recession and bad news from financial firms that culminated in the downfall of Bear Stearns. In response, private and public institutions alike took steps to restore support to the financial system. The Fed slashed the fed funds rate from 4.25% to 2.25%, expanded lending to primary dealers, and said it would provide term financing for a JPMorgan Chase buyout of Bear Stearns. Congress passed a one-time income tax rebate and other stimulus measures, and the Treasury Department proposed to overhaul the financial regulatory system. Amid the financing crisis Visa was able to raise US$19.7 billion in an initial public offering.
The weak dollar, record gold and oil prices and high food costs combined to spur inflation fears and allusions to the economic downturns of the 1970s. The median home price declined in 2007 for the first time in at least four decades and job losses increased.
Half of the equity sectors posted double-digit losses, with telecommunication services tumbling as investors feared a pricing war among mobile carriers. Technology shares slid on concerns about the consumer and as investors gave a lukewarm response to Microsoft’s $45 billion bid for Yahoo, while financial shares continued to struggle. Overseas demand for chemicals and steel mitigated losses in the materials sector. Consumer staples stocks saw the smallest declines.
Portfolio review
The portfolio benefited from stock selection in the Health Care and Materials sectors. In terms of the portfolio’s largest holdings, biotech leader Genentech, thrift and mortgage company Hudson City Bancorp, semiconductor equipment maker Applied Materials and pharmaceuticals company Forest Labs were among the period’s top contributors. The portfolio’s cash position also was additive.
The portfolio was held back primarily by stock selection in Financials, particularly investment banks and bond insurers. Stock selection and an underweight in Consumer Staples and Industrials also hurt relative performance, as did an overweight in Information Technology.
Outlook and strategy
We are in an extended phase of financial uncertainty, which will likely continue to constrain economic growth. Due to the unique nature of the liquidity crisis it may take some time for the stock and bond markets and the global economy to normalize. However, we also think there are many pockets of opportunity among U.S. stocks, which have already been heavily discounted. While we expect some sectors and companies to continue to slide, large-cap companies, including exporters that benefit from a weak U.S. dollar, should start to recover ahead of smaller ones.
Some portfolio managers think that the traditionally defensive areas of the market, such as consumer staples and pharmaceuticals, will not continue to offer shelter from the storm. Many consumer staples companies are grappling with compressing profit margins due to rising commodity input costs in the near term, and pharmaceutical companies face regulatory pressures. Instead, some managers are looking for opportunities within industrials and infrastructure-related firms. Many of these companies derive an increasing share of their revenues and profits from outside the U.S. This also holds true for some large technology companies, which are seeing greater demand from the emerging markets.
Unless otherwise indicated, data as of March 31, 2008.
The statements expressed herein are informed opinions, speak only to the stated period, and are subject to change at any time based on market or other conditions. Additionally, in the Multiple Portfolio Counselor System, differences of opinion are common, and the opinions expressed by an individual do not necessarily reflect the consensus of the team.
4  |  Quarterly portfolio review and commentary    Capital International — U.S. Equity
04/2008 ©2008 Capital International Asset Management (Canada), Inc.
The Capital Group Companies
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Annex D
May 5, 2008
A Yahoo Shareholder on What Might Have Been
By MIGUEL HELFT
SAN FRANCISCO — Yahoo’s second-largest shareholder said in an interview Sunday that he would have considered selling to Microsoft for slightly more than the $33 a share the company offered, yet for less than the $37 a share that Yahoo’s board insisted on.
“Had there been a full deal on the table, a hostile deal, at $34 or $35, we would have had to take a look at it,” said Bill Miller, a portfolio manager for Legg Mason. “Our number was higher, but it doesn’t mean we would have rejected it.”
Mr. Miller added: “Press reports that major shareholders would have been willing to take $35 are probably not far off the mark.”
Microsoft abandoned its takeover bid Saturday after its $33-a-share offer was rejected by Yahoo.
Yahoo said Saturday that many of its shareholders have supported the company’s position.
“From the beginning of this process, our independent board and our management have been steadfast in our belief that Microsoft’s offer undervalued the company and we are pleased that so many of our shareholders joined us in expressing that view,” Roy J. Bostock, Yahoo’s chairman, said in a statement.
It is now up to Yahoo’s management to prove to shareholders that the company is worth more than Microsoft offered, Mr. Miller said.
“There is going to be a lot of pressure on Yahoo’s management to deliver in the next year or two,” he said.
Mr. Miller appeared to be applying some pressure of his own, saying that he expected Yahoo to use a good portion of its approximately $2.3 billion in cash to buy back shares.
“It would be almost incoherent not to do so,” Mr. Miller said. “You can’t maintain that $33 undervalues your company, have your stock trade below that, and not buy back stock.” Analysts say that Yahoo’s shares, which closed at $28.67 on Friday, are likely to drop below $25 and perhaps as low as $20 on Monday.
With ownership of about 7 percent of Yahoo’s shares, Legg Mason is the second-largest holder of Yahoo stock, behind Capital Research and Management.

Mr. Miller said he was disappointed the two companies could not reach a deal and surprised by Microsoft’s decision to walk away. Mr. Miller, whose fund, Legg Mason Value Trust, does not own Microsoft shares, said buying Yahoo was a strategic imperative for Microsoft.
“They didn’t have a prayer of competing with Google without Yahoo,” he said. The difference between Microsoft’s offer of $33 a share and Yahoo’s demand for $37 a share was a few billion dollars, an amount of cash that Microsoft generates in just a few months, he said. For Microsoft, the downside of not buying Yahoo is far greater than the risk of overpaying for Yahoo by a small margin, he said.
“Microsoft made a brilliant move by bidding 62 or 63 percent higher, when Yahoo was in a period of weakness,” Mr. Miller said, referring to Microsoft’s initial $31 a share offer on Jan. 31, when Yahoo’s stock closed at $19.18. “But they haven’t covered themselves in glory since then.”
Mr. Miller also offered his views on two strategic options being considered by Yahoo. He said he viewed positively a limited search advertising partnership between Yahoo and Google but was less enthusiastic about a merger between Yahoo and the AOL unit of Time Warner.
“A deal with AOL — that, to me, is not optimal,” he said. “If it was optimal, they should have done it before Microsoft came after them.”
Mr. Miller is a legendary fund manager best known for having beat the Standard & Poor’s 500-stock index for 15 years. His streak ended last year, and the Legg Mason Value Trust, which he manages, is lagging behind the S.& P. 500 for a second year.
Copyright 2008 The New York Times Company

Annex E
CNNMoney.com
Last Updated: May 15, 2008: 8:46 AM EDT
Yahoo not out of Microsoft’s shadows
Deadline looms for Carl Icahn and other activists to launch a campaign against Yahoo’s board of directors.
By Yi-Wyn Yen, writer
NEW YORK (Fortune) — The battle for Yahoo isn’t over. Activist investor Carl Icahn is mounting a campaign to remove the Internet giant’s board of directors in the hopes of forcing a sale to Microsoft, according to news reports.
With many Yahoo shareholders dissatisfied with the way Yahoo’s management handled negotiations with Microsoft (MSFT, Fortune 500), Icahn is expected to submit his nominees for Yahoo’s board by the end of the day Thursday — the deadline set by the company in advance of its annual shareholder meeting in July.
Icahn, who led a high-profile crusade against Fortune’s parent company Time Warner (TWX, Fortune 500) two years ago and is currently involved in a proxy campaign against Motorola, (MOT, Fortune 500) has reportedly lined up a list of 12 nominees, including Frank Biondi, the former CEO of Viacom (VIA).
The move comes nearly two weeks after Microsoft withdrew a $47.5 billion offer to buy the online portal.
Icahn recently bought 50 million shares of Yahoo (YHOO, Fortune 500), which many see as a sign that he will nominate a slate that would favor a sale to Microsoft.
Calls to Icahn’s office were not returned.
It’s not known when Icahn bought Yahoo’s shares. Some industry watchers argue that if Icahn bought the shares before Microsoft announced it was walking away, the purchase merely signals that he was looking to get a windfall — not a plan to launch a proxy battle.
Yahoo shareholders have one other option to put pressure on the board, in the now-unlikely event that Icahn or other activist hedge fund managers don’t launch a proxy battle by the end of Thursday. At Yahoo’s annual meeting July 3, shareholders can vote against board members, including CEO Jerry Yang. All 10 are up for reelection. A director must resign if a majority votes against that person. However, Yahoo’s board ultimately decides whether to accept or reject a resignation.
Analysts say a “vote-no” campaign run by an activist is a more likely scenario than an activist launching a proxy battle. For starters, it’s cheaper than running a proxy campaign, which costs several million dollars in solicitation and legal fees. Also, Yahoo had given shareholders just 10 days to nominate a new slate.
“It’s very difficult to scramble and come up with the right directors in such a short time,” said Robert McCormick, chief policy officer of Glass Lewis, an independent proxy adviser. “The easier response is to just vote against Yahoo.”
Some argue that a vote-no campaign is less effective than a proxy fight because it doesn’t create the same sense of urgency. Others question whether a proxy fight, even with Icahn and major shareholder support, would bring back a Microsoft deal. Sources say that Microsoft’s CEO Steve Ballmer has no plans to return to the negotiating table.
“Here’s a scenario. Let’s say somebody does a proxy fight and puts together a slate. What’s the guarantee that Microsoft would renew its offer? Maybe Microsoft does come back and comes back with a lower offer,” said Paul Schulman, an executive managing director at the Altman Group, a New York-based proxy firm.
Schulman said if investors really believed Microsoft would return, the stock would be trading closer to Microsoft’s original offer. Since Microsoft withdrew its bid nearly two weeks ago, Yahoo’s shares have hovered between $24 and $27. The stock jumped more than 6% in trading Tuesday on a CNBC report that Icahn was mulling a proxy fight.
Shareholders’ confidence in Yahoo remains mixed. Two of Yahoo’s biggest holders, Legg Mason Value Trust’s Bill Miller and Capital Research Global Investors’ Gordon Crawford have publicly voiced their displeasure that Yahoo’s board let Microsoft walk away at $33 a share.
Some investors think Yahoo deserved a higher price. A source on Wall Street told Fortune that investment analyst Mark Casey at Capital World Investors, Yahoo’s biggest shareholder, disagreed with Crawford and wanted $37. In an e-mail, Casey said he had no comment.
Some shareholders think Yahoo is better off without Microsoft. There are those who feel Yahoo can boost its stock price with an ad-sharing deal with Google (GOOG, Fortune 500). Analysts have estimated that Yahoo can increase its cash flow up to $1 billion if the company outsources text ads through Google’s AdSense program.
Yahoo has said that the Google partnership is its top priority,a source familiar with the matter said. But the deal won’t pacify opportunistic fund managers.
“Yahoo may want to announce its strategic partnership with Google soon to appease some of the shareholders on the fence. But that won’t stop activists who still want a sell to Microsoft,” said Chris Young, a research director with RiskMetrics Group. “This is like one huge chess game.”

Annex F
Forbes Online
The Yahoo! Deal
Jerry’s Gotta Go, Icahn Says
Wendy Tanaka, 06.03.08, 5:20 PM ET
Carl Icahn wants Jerry Yang’s head.
The corporate raider said Tuesday that he wants to boot out the Yahoo! (nasdaq: YHOO — news - people ) co-founder because Jerry Yang allegedly turned down a hefty buyout offer from Microsoft (nasdaq: MSFT — news — people ) in 2007 and took steps to make the software giant’s acquisition attempt this year prohibitively expensive.
These details came to light Monday after a Delaware judge unsealed a shareholder lawsuit filed against Yahoo! in February. The suit alleges that Yang and his board turned down a $40 per share buyout offer from Microsoft in 2007. When Microsoft attempted to buy Yahoo! again earlier this year, the Internet company board implemented an employee severance plan that was so costly it prevented an acquisition from going through. Microsoft, which launched its unsolicited bid of $31 per share for Yahoo! on Jan. 31, had earmarked $1.5 billion for severance packages, but Yahoo!’s severance plan would have boosted the amount above $2 billion.
“It’s no longer a mystery to me why Microsoft’s offer isn’t around,” Icahn told The Wall Street Journal. “How can Yahoo! keep saying they’re willing to negotiate and sell the company on the one hand, while at the same time they’re completely sabotaging the process without telling anyone.”
A Yahoo! spokeswoman said there’s “no record” of a $40 a share offer from Microsoft in 2007 to buy Yahoo!.
In May, Icahn filed a proxy slate of board members in hopes of unseating Yahoo!’s current board at the company’s annual meeting, scheduled for Aug. 1 at a hotel in San Jose, Calif., according to a document filed Tuesday with the U.S. Securities and Exchange Commission. If Icahn’s board is elected, he’ll then seek to boot Yang.
Yahoo! responded to critics who have read the unsealed lawsuit documents, saying the severance plan was the right thing to do for both employees and shareholders. “We adopted this plan to preserve the company’s most valuable asset—its employees,” Yahoo! said in a statement. “The intent of this plan is to help preserve and enhance shareholder value by continuing to attract and retain the industry’s best talent.”
Icahn’s moves and the unsealed documents heap more pressure on the embattled Yahoo!, but some industry watchers said the company’s decision to implement the severance plan should hold up in the courts. “A tech company’s true assets are its employees,” said Edward Deibert, a director at law firm Howard, Rice, Nemerovski, Canady, Falk & Rabkin. “When you’re faced with a hostile bid ... you have to protect your assets.”

Deibert noted, however, that the court of public opinion—primarily, shareholders and Wall Street—likely won’t buy Yahoo!’s arguments. “I think Yahoo! is going to have to justify why they put this in place,” he said. “They have to make a strong case to all their shareholders—not just the ones who are suing them.”